UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from July 4, 2009 to December 31, 2009
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harris Corporation Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2009 and July 3, 2009 and
for the Period from July 4, 2009 to December 31, 2009

HARRIS CORPORATION RETIREMENT PLAN
December 31, 2009 and July 3, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Harris Corporation Employee Benefits Committee
Harris Corporation Retirement Plan
We have audited the accompanying statements of net assets available for benefits of Harris Corporation Retirement Plan as of December 31, 2009 and July 3, 2009, and the related statement of changes in net assets available for benefits for the period from July 4, 2009 to December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and July 3, 2009, and the changes in its net assets available for benefits for the period from July 4, 2009 to December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Independent Certified Public Accountants
Boca Raton, Florida
June 29, 2010

HARRIS CORPORATION RETIREMENT PLAN
Statements of Net Assets Available for Benefits at December 31, 2009 and July 3, 2009

	December 31,	July 3,
	2009	2009
ASSETS
Investments at fair value:
Interest bearing cash	$6,501,387	$5,317,038
Preferred stocks	534,114	589,225
Common stocks	524,342,000	375,924,133
Registered investment companies	365,705,896	293,674,583
Common/collective trust funds	1,405,166,256	1,278,465,558
Synthetic guaranteed investment contract wrappers	301,449	138,918
Corporate bonds and debentures	46,671,974	44,490,995
Municipal and provincial bonds	522,047	840,514
Foreign bonds	4,725,899	4,214,604
U.S. Government securities	137,560,171	132,842,712
Participant loans	39,452,348	36,636,578

Total investments at fair value	2,531,483,541	2,173,134,858
Receivables:
Contributions receivable:
Employer	—	1,050,389
Participants	—	8,484,687
Accrued interest and dividends	2,152,870	2,087,647
Due from broker for securities sold	5,573,726	12,375,906

Total receivables	7,726,596	23,998,629

Total assets	2,539,210,137	2,197,133,487
LIABILITIES
Accrued expenses	417,466	338,572
Due to broker for securities purchased	4,909,940	23,751,743

Total liabilities	5,327,406	24,090,315

Net assets available for benefits at fair value	2,533,882,731	2,173,043,172
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,865,730	26,928,225

Net assets available for benefits	$2,542,748,461	$2,199,971,397

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Period from July 4, 2009 to December 31, 2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$338,265,582
Interest	5,697,404
Dividends	4,494,065

Total	348,457,051
Contributions:
Participant rollovers	9,502,628
Employer matching	25,532,861
Participant (other than rollovers)	46,158,347

Total contributions	81,193,836
Transfers into the Plan from another plan	8,367,896

Total additions	438,018,783

Deductions from net assets attributed to:
Benefits paid to participants	93,500,785
Administrative expenses	1,740,934

Total deductions	95,241,719

Net increase	342,777,064
Net assets available for benefits:
Beginning of period	2,199,971,397

End of period	$2,542,748,461

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2009 and July 3, 2009
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
A.	General — The Plan is a defined contribution plan with a 401(k) feature covering substantially all eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

B.	Contributions — Participants may contribute a percentage of both pre-tax and after-tax eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax limitation, as defined in the Plan document and subject to Code limitations. The Company matches up to 50% or 100% (depending on business unit) of pre-tax and after-tax contributions subject to a limit of 4% or 6% (depending on business unit) of eligible compensation for any eligible employee who has completed the Plan’s service requirement (either six months or one year, depending on business unit). Full-time regular participants who make no election with respect to their contribution percentage are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on compensation as defined in the Plan document. With respect to the period from July 4, 2009 to December 31, 2009, no profit sharing contributions were made; instead, the Company’s cash-based Performance Reward Plan permitted each participant eligible for such plan to elect a special, unmatched pre-tax contribution to the Plan of 0%, 50% or 100% of the amount, if any, otherwise payable to the participant by the Company in cash under the Performance Reward Plan, subject to Code limitations. In addition, participants may rollover amounts to the Plan from other qualified plans.

C.	Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, upon attainment of age 59 1/2 or in certain cases, in connection with active military duty. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period.

D.	Participant Loans — The loan program permits participants to borrow against their pre-tax, regular after-tax, designated Roth after-tax and rollover contributions. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of 50% of the vested portion of the participant’s account or $50,000 whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period may not exceed ten years. Interest rates are established by the Company based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund.

E.	Participant Accounts — Each participant’s account is credited with the participant’s contribution, including the contribution, if any, in respect of the participant’s election under the Company’s cash-based Performance Reward Plan, and allocations of (a) the Company’s matching contribution, (b) the Company’s discretionary profit sharing contribution, if any, and (c) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

F.	Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax and rollover contributions plus earnings thereon. Vesting in the Employer matching and any profit sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is 100% vested after four years of service, based on the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 years	100%
However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer contributions more quickly than described above.

A participant also becomes 100% vested in Employer contributions upon his or her termination of employment after attaining age 55 or on account of his or her death or disability.

G.	Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions unless the participant returns to employment within five years. The forfeited contributions are used first, to restore the accounts of recently located missing participants, as defined in the Plan document; next, to restore the accounts of participants who are reemployed prior to incurring a break in service of five consecutive years; next, to fund any matching or profit sharing contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at December 31, 2009 and July 3, 2009 were $931,697 and $406,710, respectively. For the period from July 4, 2009 through December 31, 2009 and for the fiscal year ended July 3, 2009, Employer contributions were reduced by $0 and $573,127, respectively, from forfeited non-vested accounts.

H.	Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.	Investment Options — Upon enrollment into the Plan, a participant may direct Employer and participant contributions into any of several investment options, including the Harris Stock Fund. A participant may transfer amounts from other investment options into the Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the Harris Stock Fund. The investment options are fully described in the “Employer Summary Plan Description,” which is available to all participants. In the event no investment option is selected by the participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change funds can be made daily; however, amounts in the Stable Value Fund cannot be transferred directly to the Money Market Fund. Investments are also governed by other limitations described in the Plan document and the “Employer Summary Plan Description.”
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis. Certain prior year data have been reclassified to conform to the presentation for the transition period from July 4, 2009 to December 31, 2009.
Fiscal Year Change — Effective December 31, 2009, the Plan changed from a fiscal year end corresponding to the Company’s fiscal year ending to a calendar year ending. As such, these financial statements represent the transition period from July 4, 2009 to December 31, 2009 which precedes the beginning of the new calendar year fiscal cycle.
Recent Accounting Pronouncements
Fair Value Measurements — In April and September 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (iv) expanded the required disclosures about fair value measurements. The Plan’s adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.
Subsequent Events — In May 2009 and February 2010, the FASB issued guidance which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance established (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The plan’s adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.
FASB Codification — In June 2009, the FASB issued new codification standards which represent the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards which existed prior to the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for 2009.
Fair Value Disclosures — In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.
Valuation of Investments — The Plan’s investments are stated at fair value. Quoted market prices are used, when available, to value investments. Investments for which quoted market values are not available are stated at fair values as reported by the trustee or investee company. Participant loans are valued at their outstanding balances, which approximate fair value. See Note 7 — Financial Instruments for further information on the valuation of investments.

Synthetic Guaranteed Investment Contracts — During the period from July 4, 2009 to December 31, 2009 and for the period ended July 3, 2009, the Plan held synthetic guaranteed investment contracts (“synthetic GICs”) in its Stable Value Fund (the “Fund”). A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The fair value of the synthetic GICs was determined using a discounted cash flow method or quoted market value of underlying investments. The fair value of the contract wrapper was based on the present value of the difference between the current fee and fee re-bids provided by the issuers and was $301,449 and $138,918 at December 31, 2009 and July 3, 2009, respectively. The Plan values all investments at fair value. See Note 7 — Financial Instruments for further discussion of fair value measurements.
The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.
The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets within the contract.
The investments in synthetic GICs are presented at fair value on the Statements of Net Assets Available for Benefits. To the extent that the underlying portfolio of a synthetic GIC has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future interest crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future interest crediting rate may be higher than the then-current market rates. The adjustments ensure that ending net assets available for benefits are recorded at contract value and reflect the unrealized and/or realized gains and losses on the underlying portfolio of synthetic GICs.
Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Plan’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Plan; the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Plan; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.
At this time, the Plan does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
If the Plan defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.
The average yield based on actual earnings was approximately 3.65% at December 31, 2009 and 4.49% at July 3, 2009. The average yield based on interest rate credited to participants was approximately 2.99% at December 31, 2009 and 2.61% at July 3, 2009.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Administrative Expenses — Unless otherwise elected by Harris Corporation, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the trustee from the assets of the trust.
NOTE 3 — INVESTMENTS
During the period from July 4, 2009 to December 31, 2009, the Plan’s investments (including investments bought, sold and held during such period) appreciated or depreciated in value as follows:
Net appreciation (depreciation) in fair value as determined by quoted market prices:

Preferred stocks	$169,863
Common stocks	140,646,271
Registered investment companies	54,288,098
Corporate bonds and debentures	2,628,147
Municipal and provincial bonds	(15,549)
Foreign bonds	338,123
U.S. Government securities	(629,112)

197,425,841

Net appreciation in fair value as determined by investee company/trustee:
Common/collective trust funds	140,839,741

Total net appreciation in fair value	$338,265,582

The fair value of individual investments that represent 5% or more of Plan net assets at December 31, 2009 and July 3, 2009 is as follows:

	December 31,	July 3,
	2009	2009
MFB NTGI-QM Collective Daily Russell 1000 Index Fund	$204,983,028	$140,768,383
MFO Prin Global Invs COLTV Invt TR Diversified Intl Eqty FD 50 BP Fee CL	165,617,701	130,518,412
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund A	*	111,711,375
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund D	128,076,521	124,245,294
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund E	*	111,368,009
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund F	282,397,785	271,924,287

*	Investment was below 5% of Plan net assets at end of period.

NOTE 4 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of common stock of Harris Corporation and balances in a common/collective trust fund that are managed by Northern Trust. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions under the provisions of ERISA.
The Plan’s investments in Harris Corporation common stock (included with other common stock) and in common/collective trust funds managed by Northern Trust (included with other common/collective trust funds) at December 31, 2009 and July 3, 2009 are as follows:

	December 31, 2009		July 3, 2009
	Shares	Fair Value	Shares	Fair Value
Common stock
Harris Corporation common stock	2481219	$117,981,963	2526121	$72,221,799

Common/collective trust funds
NTGI-QM Collective Daily Russell	19576261	204,983,028	16964134	140,768,383
1000 Index Fund
NTGI-QM Collective Daily	358274	37,922,198	164636	16,840,160
Aggregate BD Index
NTGI-QM Collective Daily	40675	16,407,031	62965	24,421,175
Aggregate Bond Fund Tier H
NTGI-QM Collective Daily	62449	14,962,853	322066	59,797,291
Extended Equity Market Index
Fund — Lending
NTGI-QM Coltv Daily Russell	43713	6,676,328	358976	43,316,609
1000 Equity Index Fund —
Lending
NTGI-QM Coltv Daily Russell	10658	1,898,007	103294	14,787,929
2000 Growth Equity Index Fund
Lending
NTGI-QM Coltv Daily S&P 500	24696	79,359,268	36936	94,289,113
Equity Index Fund — Lending
NTGI-QM Coltv Daily S&P 500	35376	114,242,730	24136	62,024,458
Index Fund
NTGI-QM Coltv Government Short	6331521	6,331,521	17043278	17,043,287
Term Investment Fund
During the period from July 4, 2009 to December 31, 2009, the Plan made the following purchases and sales of related party investments:

	Purchases	Sales
Common stock
Harris Corporation common stock	$5,447,712	$6,617,066

Common/collective trust funds
NTGI-QM Collective Daily Russell	76,781,907	61,819,121
1000 Index Fund
NTGI-QM Collective Daily	29,916,346	18,508,992
Aggregate BD Index
NTGI-QM Collective Daily	309,967	10,147,225
Aggregate Bond Fund Tier H
NTGI-QM Collective Daily	89,665,889	68,930,172
Extended Equity Market Index
Fund — Lending
NTGI-QM Coltv Daily Russell	76,781,907	95,897,451
1000 Equity Index Fund —
Lending
NTGI-QM Coltv Daily Russell	1,169,337	18,800,697
2000 Growth Equity Index Fund
Lending
NTGI-QM Coltv Daily S&P 500	63,301,170	65,363,135
Equity Index Fund — Lending
NTGI-QM Coltv Daily S&P 500	56,384,070	58,446,035
Index Fund
NTGI-QM Coltv Government Short	*	*
Term Investment Fund

*	Activity in this fund represents overnight interest bearing deposits (sweeps) of otherwise uninvested daily cash.
NOTE 5 — INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service dated April 21, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan has been amended and restated on multiple occasions and further amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated and further amended, is qualified and the related trust is exempt from taxation.
NOTE 6 — CREDIT RISKS AND UNCERTAINTIES
Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 7 — FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.
The following section describes the valuation methodologies the Plan uses to measure financial assets at fair value.
In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include interest bearing cash, preferred stocks, common stocks, registered investment companies, U.S. Government securities, corporate bonds and debentures, municipal and provincial bonds and foreign bonds. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of common/collective trust funds and synthetic guaranteed investment contract wrappers. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3 and consist of loans to participants.
Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis at December 31, 2009, are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$6,501,387	$—	$—	$6,501,387
Preferred stocks	534,114	—	—	534,114
Common stocks:
Information technology	144,537,873	—	—	144,537,873
Industrial	89,683,609	—	—	89,683,609
Consumer	80,448,698	—	—	80,448,698
Financial	72,967,211	—	—	72,967,211
Energy	42,307,358	—	—	42,307,358
Health care	30,999,678	—	—	30,999,678
Other	63,397,573	—	—	63,397,573

Total common stocks	524,342,000	—	—	524,342,000
Registered investment companies:
International equity funds	165,617,701	—	—	165,617,701
Small company funds	73,158,777	—	—	73,158,777
U.S. Government securities money market funds	71,197,387	—	—	71,197,387
Technology funds	50,194,140	—	—	50,194,140
Other funds	5,537,891	—	—	5,537,891

Total registered investment companies	365,705,896	—	—	365,705,896
Common/collective trust funds (a):
Index funds	—	718,915,295	—	718,915,295
Fixed income funds	—	663,512,409	—	663,512,409
Other funds	—	22,738,552	—	22,738,552

Total common/collective trust funds (a)	—	1,405,166,256	—	1,405,166,256
Synthetic guaranteed investment contract wrappers	—	301,449	—	301,449
Corporate bonds and debentures	46,671,974	—	—	46,671,974
Municipal and provincial bonds	522,047	—	—	522,047
Foreign bonds	4,725,899	—	—	4,725,899
U.S. Government securities	137,560,171	—	—	137,560,171
Participant loans	—	—	39,452,348	39,452,348

Total Assets Measured at Fair Value	$1,086,563,488	$1,405,467,705	$39,452,348	$2,531,483,541

Assets measured at fair value on a recurring basis at July 3, 2009, are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$5,317,038	$—	$—	$5,317,038
Preferred stocks	589,225	—	—	589,225
Common stocks:
Information technology	95,305,125	—	—	95,305,125
Industrial	58,496,865	—	—	58,496,865
Consumer	57,564,373	—	—	57,564,373
Financial	55,588,730	—	—	55,588,730
Energy	34,569,922	—	—	34,569,922
Health care	28,004,317	—	—	28,004,317
Other	46,394,801	—	—	46,394,801

Total common stocks	375,924,133	—	—	375,924,133
Registered investment companies:
International equity funds	130,518,412	—	—	130,518,412
Small company funds	43,879,091	—	—	43,879,091
U.S. Government securities money market funds	80,396,070	—	—	80,396,070
Technology funds	33,350,171	—	—	33,350,171
Other funds	5,530,839	—	—	5,530,839

Total registered investment companies	293,674,583	—	—	293,674,583
Common/collective trust funds (a):
Index funds	—	567,358,579	—	567,358,579
Fixed income funds	—	619,248,965	—	619,248,965
Other funds	—	91,858,014	—	91,858,014

Total common/collective trust funds (a)	—	1,278,465,558	—	1,278,465,558
Synthetic guaranteed investment contract wrappers	—	138,918	—	138,918
Corporate bonds and debentures	44,490,995	—	—	44,490,995
Municipal and provincial bonds	840,514	—	—	840,514
Foreign bonds	4,214,604	—	—	4,214,604
U.S. Government securities	132,842,712	—	—	132,842,712
Participant loans	—	—	36,636,578	36,636,578

Total Assets Measured at Fair Value	$857,893,804	$1,278,604,476	$36,636,578	$2,173,134,858

(a)	Common/collective trust funds share the common goal of first growing then later preserving principal and contain a mix of U.S. common stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.
Summary of changes in the fair value of the Plan’s Level 3 assets as of December 31, 2009:

Participant loans
Balance as of July 3, 2009	$36,636,578
Issuances, repayments and settlements, net	2,815,770

Balance as of December 31, 2009	$39,452,348

Summary of changes in the fair value of the Plan’s Level 3 assets for the fiscal year ended July 3, 2009:

Participant Loans
Balance as of June 28, 2008	$33,500,965
Issuances, repayments and settlements, net	3,135,613

Balance as of July 3, 2009	$36,636,578

The fair value of participant loans is based on the collective face value of all participant loans outstanding at the end of the applicable period, in accordance with the terms in the respective loan agreements. Income from participant loan investments is included in interest income in the Statement of Changes in Net Assets Available for Benefits.

NOTE 8 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500
Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid and requires fully benefit-responsive contracts to be reported at fair value. These requirements conflict with accounting principles generally accepted in the United States and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and July 3, 2009:

	December 31,	July 3,
	2009	2009
Net assets available for benefits per the financial statements	$2,542,748,461	$2,199,971,397
Benefits due to participants	(702,072)	(133,366)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	(8,865,730)	(26,928,225)

Net assets available for benefits per the Form 5500	$2,533,180,659	$2,172,909,806

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the period from July 4, 2009 to December 31, 2009:

Benefits paid to participants per the financial statements	$93,500,785
Add: benefits due but unpaid at December 31, 2009	702,072
Less: benefits due but unpaid at July 3, 2009	(133,366)

Total benefit payments, corrective distributions and deemed distributions per the Form 5500	$94,069,491

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the period from July 4, 2009 to December 31, 2009:

Net increase in Plan assets per the financial statements	$342,777,064
Add: adjustment from fair value to contract value for fully benefit-responsive investment contracts at July 3, 2009	26,928,225
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	(8,865,730)
Benefits due but unpaid at December 31, 2009	(702,072)
Benefits due but unpaid at July 3, 2009	133,366

Net income and transfers in per the Form 5500	$360,270,853

SUPPLEMENTAL INFORMATION
Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2009

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
Value of Interest in Preferred Stocks
	ADR PETROLEO BRASILEIRO SA PETROBRAS SPONSORED ADR NON VTG	12600		$534,114

	Total Value of Interest in Preferred Stocks			$534,114

Value of Interest in Interest Bearing Cash
	Interest bearing cash	6501387		$6,501,387

	Total Value of Interest in Interest Bearing Cash			$6,501,387

Value of Interest in Common Stocks
	1ST HORIZON NATL CORP COM	58920		$789,528
	1ST NIAGARA FINL GROUP INC NEW COM	46241		643,212
	3M CO COM	51700		4,274,039
	ACCENTURE PLC SHS CL A NEW	30023		1,245,955
	ACI WORLDWIDE INC COM STK	74680		1,280,762
	ADR ALLIED IRISH BKS P L C SPONSORED ADRREPSTG ORD	40400		141,804
	ADR ASML HOLDING NV NY REGISTERED SHS	22900		780,661
	ADR BAIDU INC SPONSORED ADR	800		328,984
	ADR BP P L C SPONSORED ADR	52456		3,040,874
	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	79300		4,766,723
	AFFILIATED MANAGERS GROUP INC COM STK	8977		604,601
	ALCOA INC COM STK	69700		1,123,564
	ALLEGHENY TECHNOLOGIES INC COM	22414		1,003,475
	ALLERGAN INC COM	16800		1,058,568
	ALLERGAN INC COM	56000		3,528,560
	AMAZON COM INC COM	39000		5,246,280
	AMAZON COM INC COM	16621		2,235,857
	AMER MOVIL SAB DE C V SPONSORED ADR REPSTG SER L SHS	41000		1,926,180
	AMERICAN EXPRESS CO	131000		5,308,120
	AMERICAN TOWER CORP CL A	50522		2,183,056
	AMGEN INC COM	24800		1,402,936
	ANADARKO PETRO CORP COM	41000		2,559,220
	ANALOG DEVICES INC COM	72000		2,273,760
	APPLE INC	24500		5,166,070
	APPLE INC	18200		3,837,652

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	APPLIED MATERIALS INC COM	62700		874,038
	ASSOCTD BANC-CORP COM	55817		614,545
	ASSURANT INC COM	27360		806,573
	AT&T INC COM	174941		4,903,596
	ATMEL CORP COM	135969		626,817
	AVERY DENNISON CORP COM	45200		1,649,348
	BANK NEW YORK MELLON CORP COM STK	96900		2,710,293
	BANK OF AMERICA CORP	348464		5,247,868
	BAXTER INTL INC COM	12700		745,236
	BED BATH BEYOND INC COM	67100		2,592,073
	BED BATH BEYOND INC COM	22200		857,586
	BJ SERVICES CO	35100		652,860
	BLACK STK MRGR STANLEY BLACK & DECKER INC REORG COM #2058894 03/12/2010	17500		1,134,525
	BLOCK H & R INC COM	19500		441,090
	BOEING CO COM	44800		2,425,024
	BORG WARNER INC COM	31084		1,032,610
	BRISTOL MYERS SQUIBB CO COM	83000		2,095,750
	BROADCOM CORP CL A	41500		1,305,175
	BROADCOM CORP CL A	22800		717,060
	BROADRIDGE FINL SOLUTIONS INC COM STK	35232		794,834
	CABLEVISION NY GROUP CL A COM	69400		1,791,908
	CALPINE CORP COM NEW STK	66034		726,374
	CAP 1 FNCL COM	44200		1,694,628
	CAREER ED CORP COM	39373		917,785
	CARTER INC FORMERLY CARTER HLDGS INC TO 09/13/2003 COM	17256		452,970
	CELGENE CORP COM	19700		1,096,896
	CENTERPOINT ENERGY INC COM	30700		445,457
	CHEVRON CORP COM	82778		6,373,078
	CHUBB CORP COM	20700		1,018,026
	CISCO SYSTEMS INC	42100		1,007,874
	CME GROUP INC COM STK	5000		1,679,750
	COINSTAR INC COM	54600		1,516,788
	COMM BANCSHARES INC COM	20716		802,124
	COMPASS MINERALS INTL INC COM	17413		1,169,979
	COMPUTER SCI CORP COM	41500		2,387,495
	COMVERSE TECHNOLOGY INC COM PAR $0.10 COM PAR $0.10	136004		1,285,238
	CONCHO RES INC COM STK	21380		959,962
	CONOCOPHILLIPS COM	20900		1,067,363
	CONSOL ENERGY INC COM	4300		214,140
	CONSTELLATION ENERGY GROUP INC MARYLAND COM	34600		1,216,882
	COOPER COS INC COM NEW	31088		1,185,075
	COOPER INDUSTRIES PLC NEW IRELAND COM STK	35800		1,526,512
	CORINTHIAN COLLEGES INC COM STK	45011		619,801
	CROWN CASTLE INTL CORP COM STK	32300		1,260,992
	D R HORTON INC COM	41900		455,453
	DANAHER CORP COM	33876		2,547,475
	DEERE & CO COM	45600		2,466,504
	DELL INC COM STK	89500		1,285,220
	DENBURY RES INC HLDG CO COM NEW	86912		1,286,298
	DIONEX CORP COM	7460		551,070
	DU PONT E I DE NEMOURS & CO COM STK	61900		2,084,173

			(c)
			Description of Investment
			Including
			Maturity Date, Rate of Interest,
		(b)	Collateral, Par or Maturity Value		(e)
		Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)		or Similar Party	Participant Loans)	Cost	Value
		DUFF & PHELPS CORP NEW CL A COM STK	24597		449,141
		DUKE ENERGY CORP NEW COM STK	96500		1,660,765
		EATON CORP COM	13900		884,318
		EBAY INC COM	62700		1,475,958
		EHEALTH INC COM STK	10869		178,578
		ELECTR ARTS COM	52900		938,975
		ELI LILLY & CO COM	60700		2,167,597
		EMC CORP COM	37000		646,390
		ENTERGY CORP NEW COM	23500		1,923,240
		EOG RESOURCES INC COM	12200		1,187,060
		EURONET WORLDWIDE INC COM	55892		1,226,829
		EXELON CORP COM	17500		855,225
		EXPEDIA INC DEL COM	38950		1,001,405
		EXPEDITORS INTL WASH INC COM	35000		1,215,550
		EXXON MOBIL CORP COM	82726		5,641,086
		FASTENAL CO COM	3600		149,904
		FEI CO COM	33700		787,232
		FIRST AMERN CORP CALIF COM	26094		863,972
		FIRST SOLAR INC COM	2100		284,340
		FIRSTENERGY CORP COM	20335		944,561
		FIRSTMERIT CORP COM	25661		516,813
		FLIR SYS INC COM	38000		1,243,360
		FMC TECHNOLOGIES INC COM	42500		2,458,200
		FORTUNE BRANDS INC COM STK	69200		2,989,440
		FRKLN RES INC COM	10426		1,098,379
		GENERAL ELECTRIC CO	365500		5,530,015
		GENUINE PARTS CO COM	27100		1,028,716
		GENZYME CORP COM	58000		2,842,580
		GILEAD SCIENCES INC	32568		1,409,543
		GOLDMAN SACHS GROUP INC COM	7550		1,274,742
		GOOGLE INC CL A CL A	6318		3,917,034
		GOOGLE INC CL A CL A	7400		4,587,852
		HARLEY DAVIDSON INC COM	48300		1,217,160
		HARMAN INTL INDS INC NEW COM STK USD0.01	21600		762,048
	*	HARRIS CORP COM	2481219		117,981,963
		HENRY JACK & ASSOC INC COM	57127		1,320,776
		HERSHEY CO FORMERLY HERSHEY FOODS CORP TO 04/19/2005 COM	86800		3,106,572
		HOME DEPOT INC COM	134500		3,891,085
		HONEYWELL INTL INC COM STK	59600		2,336,320
		ILL TOOL WKS INC COM	66100		3,172,139
		ILLUMINA INC COM	32869		1,007,435
		IMMUCOR INC COM STK	47549		962,392
		INTEL CORP COM	70900		1,446,360
		INTERCONTINENTALEXCHANGE INC COM	25000		2,807,500
		INTERNATIONAL BUSINESS MACHS CORP COM	7000		916,300
		INTERPUBLIC GROUP COMPANIES INC COM	600		4,428
		INTL FLAVORS & FRAGRANCES INC COM	48700		2,003,518
		INTL PAPER CO COM	122596		3,283,121
		INTUITIVE SURGICAL INC COM NEW STK	1700		515,644
		INTUITIVE SURGICAL INC COM NEW STK	14000		4,246,480
		IRON MTN INC COM STK	30000		682,800
		JOHNSON & JOHNSON COM	35400		2,280,114
		JPMORGAN CHASE & CO COM	196524		8,189,155

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	JPMORGAN CHASE & CO COM	29700		1,237,599
	JUNIPER NETWORKS INC COM	85979		2,293,060
	KAR AUCTION SVCS INC COM STK	35800		493,682
	KEY ENERGY SVCS INC	90612		796,479
	KEYCORP NEW COM	133700		742,035
	KIMBERLY-CLARK CORP COM	28300		1,802,993
	KOHLS CORP COM	11848		638,963
	KRAFT FOODS INC CL A	65700		1,785,726
	LAS VEGAS SANDS CORP COM STK	84000		1,254,960
	LEGG MASON INC COM	61300		1,848,808
	LINCOLN NATL CORP COM	70323		1,749,636
	LIONS GATE ENTMT CORP COM NEW	84189		489,138
	LIVE NATION ENTERTAINMENT INC	51461		437,933
	LOCKHEED MARTIN CORP COM	19600		1,476,860
	LOWES COS INC COM	36500		853,735
	MACYS INC COM STK	48600		814,536
	MAGELLAN HLTH SVCS INC COM NEW	37567		1,530,104
	MARRIOTT INTL INC NEW COM STK CL A	46212		1,259,277
	MARRIOTT INTL INC NEW COM STK CL A	60847		1,658,081
	MARSH & MCLENNAN CO’S INC COM	111300		2,457,504
	MARSHALL & ILSLEY CORP NEW COM STK	56800		309,560
	MARSHALL & ILSLEY CORP NEW COM STK	73700		401,665
	MARVELL TECH GROUP COM USD0.002	76250		1,582,188
	MASCO CORP COM	118500		1,636,485
	MASTERCARD INC CL A	4600		1,177,508
	MATTEL INC COM	84900		1,696,302
	MC CORMICK & CO INC COM NON-VTG	27700		1,000,801
	MCDERMOTT INTL INC COM STK $1 PAR	21900		525,819
	MCGRAW HILL COMPANIES INC COM	79300		2,657,343
	MCKESSON CORP	15300		956,250
	MF GLOBAL HOLDINGS LTD	126621		880,016
	MEADWESTVACO CORP COM	56700		1,623,321
	MEDCO HEALTH SOLUTIONS INC COM	37500		2,396,625
	MERCK & CO INC NEW COM	77500		2,831,850
	MGM MIRAGE COM	64700		590,064
	MGM MIRAGE COM	51400		468,768
	MICROSOFT CORP COM	57247		1,745,461
	MICROSOFT CORP COM	131500		4,009,435
	MONEYGRAM INTL INC COM	167413		482,149
	MONSANTO CO NEW COM	6900		564,075
	MONSANTO CO NEW COM	33000		2,697,750
	MORGAN STANLEY COM STK USD0.01	26200		775,520
	MURPHY OIL CORP COM	51700		2,802,140
	NATIONAL OILWELL VARCO COM STK	84000		3,703,560
	NBTY INC COM	6767		294,635
	NEW YORK TIMES CO CL A ISIN #US6501111073	103800		1,282,968
	NIKE INC CL B	28000		1,849,960
	NISOURCE INC COM	142800		2,196,264
	NRG ENERGY INC COM NEW	24600		580,806
	NUCOR CORP COM	56000		2,612,400
	NYSE EURONEXT COM STK	48100		1,216,930
	O REILLY AUTOMOTIVE INC COM	13600		518,432
	OCWEN FINL CORP COM NEW COM NEW	87358		836,016
	PALL CORP COM	13600		492,320

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	PEABODY ENERGY CORP COM STK	9990		451,648
	PEPSICO INC COM	19300		1,173,440
	PFIZER INC COM STK $.11 1/9 PAR	54447		990,391
	PG& E CORP COM	34500		1,540,425
	PINNACLE W. CAP CORP COM	34200		1,251,036
	PPL CORP COM ISIN US69351T1060	31100		1,004,841
	PRAXAIR INC COM	14400		1,156,464
	PRECISION CASTPARTS CORP COM	5600		617,960
	PROCTER & GAMBLE CO COM	12800		776,064
	PROGRESS ENERGY INC COM	45000		1,845,450
	PROGRESS SOFTWARE CORP COM	21428		625,912
	PROGRESSIVE CORP OH COM	55200		993,048
	QUALCOMM INC COM	78500		3,631,410
	QUALCOMM INC COM	46500		2,151,090
	QWEST COMMUNICATIONS INTL INC COM	339300		1,428,453
	REDWOOD TR INC COM	21735		314,288
	REGIONS FINL CORP NEW COM	126100		667,069
	ROCKWELL AUTOMATION	14300		671,814
	S.W. AIRL CO COM	126300		1,443,609
	SALESFORCE COM INC COM STK	45000		3,319,650
	SALESFORCE COM INC COM STK	7500		553,275
	SANDISK CORP COM	13100		379,769
	SCHLUMBERGER LTD COM STK	22914		1,491,472
	SCHLUMBERGER LTD COM STK	46000		2,994,140
	SCHLUMBERGER LTD COM STK	45000		2,929,050
	SCHWAB CHARLES CORP COM NEW	52000		978,640
	SCHWAB CHARLES CORP COM NEW	37800		711,396
	SCIENTIFIC GAMES CORP	80284		1,168,132
	SEI INVTS CO COM	28219		494,397
	SLM CORP COM	139400		1,571,038
	SPECTRA ENERGY CORP COM STK	51700		1,060,367
	SPRINT NEXTEL CORP	154100		564,006
	STAPLES INC COM	56000		1,377,040
	STARBUCKS CORP COM	77000		1,775,620
	STARBUCKS CORP COM	31300		721,778
	STRYKER CORP	14400		725,328
	STRYKER CORP	8258		415,955
	SUN LIFE FINANCIAL INC.	56000		1,608,320
	SUN TR BANKS INC COM	76100		1,544,069
	SUNCOR ENERGY INC NEW COM STK	20800		734,448
	SUNOCO INC COM	44100		1,151,010
	SUNPOWER CORP COM CL B STK	13400		280,730
	TECO ENERGY INC COM	33400		541,748
	TIFFANY & CO COM	33400		1,436,200
	TIME WARNER INC USD0.01	111200		3,240,368
	TORCHMARK CORP COM	12234		537,684
	TRAVELERS COS INC COM STK	17849		889,951
	UNITED PARCEL SVC INC CL B	43200		2,478,384
	US BANCORP	158600		3,570,086
	USG CORP COM NEW	43800		615,390
	VARIAN MEDICAL SYSTEMS INC	38000		1,780,300
	VERIZON COMMUNICATIONS COM	72634		2,406,364
	VERTEX PHARMACEUTICALS INC COM	8300		355,655
	VISA INC COM CL A STK	12200		1,067,012

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	VISA INC COM CL A STK	43500		3,804,510
	VMWARE INC CL A COM CL A COM	23000		974,740
	VODAFONE GROUP ORD USD0.11428571	423000		981,588
	VULCAN MATERIALS CO COM	37000		1,948,790
	WAL-MART STORES INC COM	35500		1,897,475
	WAL-MART STORES INC COM	17000		908,650
	WALT DISNEY CO	90000		2,902,500
	WALT DISNEY CO	26100		841,725
	WELLPOINT INC COM	20700		1,206,603
	WELLS FARGO & CO NEW COM STK	171200		4,620,688
	WELLS FARGO & CO NEW COM STK	54000		1,457,460
	WESTERN ALLIANCE BANCORPORATION COM	36664		138,590
	WESTERN UNION CO	27800		524,030
	WEYERHAEUSER CO COM	20400		880,056
	WHIRLPOOL CORP COM	31000		2,500,460
	WHITNEY HLDG CORP COM	77400		705,114
	WILLIAMS CO INC COM	24500		516,460
	WPP PLC ORD GBP0.10	74500		733,267
	XCEL ENERGY INC COM	82700		1,754,894
	XILINX INC COM	36672		919,000
	XL CAP LTD COM STK	35355		648,057
	YUM BRANDS INC COM	19300		674,922

	Total Value of Interest in Common Stocks			$524,342,000

Value of Interest in Corporate Bonds and Debentures

	3M CO MEDIUM TERM 5.7% DUE 03-15-2037	100000		$104,359
	5TH 3RD BK CIN OH MEDIUM TE TRANCHE # SR00014 4.2 DUE 02-23-2010 BEO	250000		250,992
	AEGON N V 4.75% DUE 06-01-2013	385000		387,104
	AEP TEX CENT 5.3063% DUE 07-01-2020	100000		105,504
	ALABAMA PWR CO 5.7% DUE 02-15-2033	130000		130,975
	ALCAN INC FORMERLY ALCAN ALUM LTD TO 3/1/01 ALCAN INC 6.45 DUE 3-15-11 BE	105000		110,161
	ALCOA INC 5.87% DUE 02-23-2022	400000		371,434
	ALLSTATE CORP 5% DUE 08-15-2014	350000		368,607
	ALTRIA GROUP INC NT 9.7% DUE 11-10-2018 BEO	320000		395,573
	AMERADA HESS CORP 7.875% DUE 10-01-2029	95000		113,939
	AMERN EXPRESS CO 7% DUE 03-19-2018	225000		247,786
	ANADARKO PETE CORP 5.95% DUE 09-15-2016	225000		243,382

	AOL TIME WARNER INC 6.875 DUE 05-01-2012BEO	460000		503,582
	APPALACHIAN PWR CO 5% DUE 06-01-2017	165000		163,055
	ARIZONA PUB SVC CO 6.375% DUE 10-15-2011	175000		187,335
	AT&T CORP USD SR NT VAR RATE DUE 11-15-2031/11-14-2031 BEO	185000		225,796
	AT&T WIRELESS SVCS 7.875% DUE 03-01-2011	420000		451,246
	BAXTER INTL INC 5.375% DUE 06-01-2018	160000		169,813
	BEAR STEARNS COS 5.3% DUE 10-30-2015	245000		259,126
	BELLSOUTH CORP 6.55% DUE 06-15-2034	80000		82,059
	BHP BILLITON FIN 4.8% DUE 04-15-2013	280000		298,034

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	BK AMER CORP 5.375 DUE 06-15-2014 BEO	380000		393,578
	BK AMER CORP MED TRM NTS SER L BK FDIC GTD TRNCHE # TR 00007 2.1 DUE 04-30-12	565000		164,840
	BOTTLING GROUP LLC 4.625% DUE 11-15-2012	350000		375,193
	BRISTOL MYERS 5.875% DUE 11-15-2036	160000		166,289
	BURL NORTHN SANTA 7.95% DUE 08-15-2030	210000		259,194
	CAMPBELL SOUP CO 4.875 DUE 10-01-2013 BEO	225000		243,093
	CATERPILLAR INC 7.3% DUE 05-01-2031	145000		173,606
	CISCO SYS INC SR NT 5.9 DUE 02-15-2039 REG	150000		151,663
	CITIGROUP INC CITIGROUP INC NOTE 6.125% DUE 11-21-2017 BEO	280000		282,233

	CITIGROUP INC NT GLOBAL 6 DUE 02-21-2012 BEO	835000		881,510
	CITIGROUP INC FDIC GTD TLGP GTD NT 2.125 DUE 04-30-2012 REG	660000		317,248

	CITIGROUP INC SUB NT 6.125% DUE 08-25-2036 BEO	200000		171,519
	CMO BANC AMER COML MTG INC SER 2005-1 CLA4 DUE 11-10-2042 REG	260000		265,573
	CMO BANC AMER COML MTG TR 2006 5 5.41400003433% DUE 09-10-2047 BEO	300000		281,774
	CMO BEAR STEARNS COML MTG SECS INC 2003-TOP12 CL A4 VAR 08-13-39 COML MTG	575000		575,887
	CMO BEAR STEARNS INC COML MTG PSTRU CTF CL A-2 2001-TOP2 6.48 4-15-11 BE	474968		491,613
	CMO CITIGROUP COML MTG TR 2006-C4 VAR RT PTHRU CTF CL A-3 DUE 3-15-49 REG	150000		143,657

	CMO CITIGROUP/DEUTSCHE BANK COMMERCIAL MORTG SER 2006-CD2 CL A4 1-15-2046 BEO	200000		191,174
	CMO CSFB MTG SECS CORP 2001-CK3 COML MTGPASSTHRU CTF CL A-4 6.53 6-15-34 BE	354229		368,098
	CMO CSFB MTG SECS CORP COML MTG PASSTHRUCTF 2000-C1 CL A-2 7.545 04-15-2062	111947		112,922

	CMO DLJ COML MTG CORP COML MTG PASSTHRU CTF 00-CKP1 CL A-1B 7.18 11-10-2033 BEO	946855		964,504
	CMO GE CAP COML MTG CORP 2002-1 MTG PASSTHRU CTF CL A-3 6.269 12-10-2035	900000		948,370
	CMO GMAC COML MTG SECS INC SER 2000-C2 A2 DUE 08-16-2033 BEO	27580		27,980
	CMO J P MORGAN CHASE COML MTG SECS CORP 2004-LN2 MTG CL A-2 5.115 07-15-41	410000		399,263
	CMO J P MORGAN CHASE COML MTG SECS TR 2007-L DUE 02-15-2051 REG	450000		389,669
	CMO LB-UBS COML MTG TR SER 2003-C3 CL A44.166% DUE 05-15-2032 REG	860000		852,158

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	CMO MERRILL LYNCH MTG TR 2005-CKI1 COML MTG PASSTHRU CTF A6 DUE 11-12-2037 REG	725000		717,677
	CMO MORGAN STANLEY CAP TR I 2007-HQ12 DUE 04-12-2049 REG	400000		352,415
	CMO MORGAN STANLEY D/WITTER CAP TR 2002 MTG P/THRU CTF CL A-2 5.98 DUE 1-15-39	450000		471,244
	CMO MORGAN STANLEY DEAN WITTER CAP I TR SER 2001-TOP1 CL-A4 6.66 02-15-33 BEO	22405		23,066
	CMO WACHOVIA BK COML MTG TR COML MTG PASS-TH MTG CTF CL A-3 5.679 10-15-48	650000		614,879
	COCA COLA 6.95% DUE 11-15-2026	290000		326,882

	COMCAST CORP NEW NT 5.7% DUE 05-15-2018 BEO	400000		420,500
	CONOCO INC 6.95% DUE 04-15-2029	225000		255,048
	CONS EDISON CO N Y 5.3% DUE 03-01-2035	140000		131,825
	CONSTELLATION ENERGY GROUP INC 7 DUE 04-01-2012 BEO	420000		455,713
	COVIDIEN INTL FIN 6% DUE 10-15-2017	180000		194,555
	COX COMMUNICATIONS 7.125% DUE 10-01-2012	400000		444,334
	CREDIT SUISSE USA INC CS 5.375 20160302 5.375% DUE 03-02-2016 BEO	270000		282,553
	DAIMLERCHRYSLER N 6.5% DUE 11-15-2013	410000		449,456
	DEUTSCHE BK AG 6% DUE 09-01-2017	210000		228,947

	DEUTSCHE TELEKOM STEP CPN 8.75% DUE 06-15-2030	150000		192,917
	DEVON FING CORP U 7.875% DUE 09-30-2031	255000		319,493
	DIAGEO FINANCE PLC 5.3% DUE 10-28-2015	235000		253,549
	DISNEY WALT CO NEW MEDIUM TERM NTS BOOK TRANCHE # TR 00046 6.375 DUE 03-01-2012	265000		289,462
	DOMINION RES INC 5.15% DUE 07-15-2015	290000		306,928
	DOW CHEM CO 6.125% DUE 02-01-2011	350000		364,864
	DU PONT E I DE 5.25% DUE 12-15-2016	235000		248,380
	DUKE ENERGY CORP 6.25% DUE 01-15-2012	85000		91,895
	DUKE ENERGY CORP SR NT SER A 6 DUE 12-01-2028 BEO	130000		133,844
	ENERGY TRANSFER 6.7% DUE 07-01-2018	215000		230,201
	ERP OPER LTD 5.375% DUE 08-01-2016	190000		186,801
	EXELON CORP 4.9% DUE 06-15-2015	150000		154,740
	FIRSTENERGY CORP 6.45% DUE 11-15-2011	15000		16,084
	FIRSTENERGY CORP 7.375% DUE 11-15-2031	175000		189,683

	FL PWR & LT CO 1ST MTG BD 5.65 DUE 02-01-2035 REG	80000		80,629
	FORD MTR CO DEL SR NT CONV 4.25 DUE 12-15-2036 REG	1389000		1,746,668

	FRANCE TELECOM SA NT STEP UP 03-01-2031 02-28-2031	15000		19,962
	GEN ELEC CAP CORP MED TERM NTS BO TRANCHE # TR 00811 5.625 DUE 05-01-2018	195000		199,825

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00575 5.45 DUE 01-15-2013	350000		372,080
	GENERAL ELEC CAP CORP MEDIUM TERM NTS BOOK ENTRY 5.875% DUE 01-14-2038 BEO	210000		194,435
	GENERAL ELEC CAP CORP TRANCHE # TR 005286.75% DUE 03-15-2032/03-20-2002	175000		178,424
	GENERAL ELEC CO 5.25% DUE 12-06-2017	230000		235,029
	GLAXOSMITHKLINE 5.65% DUE 05-15-2018	380000		409,865
	GOLDMAN SACHS 6.125% DUE 02-15-2033	105000		105,444
	GOLDMAN SACHS 6.6% DUE 01-15-2012	715000		777,304
	GOLDMAN SACHS 6.75% DUE 10-01-2037	260000		267,251
	HALLIBURTON CO 7.45% DUE 09-15-2039	100000		123,726
	HEWLETT PACKARD CO 5.5% DUE 03-01-2018	225000		239,252
	HOME DEPOT INC 5.4% DUE 03-01-2016	250000		261,715
	HONEYWELL INTL INC 6.125% DUE 11-01-2011	330000		359,738
	HRPT PPTYS TR 6.5% DUE 01-15-2013	35000		35,173
	HSBC FIN CORP 5.5% DUE 01-19-2016	200000		209,816
	HSBC HLDGS PLC 6.5% DUE 05-02-2036	100000		104,882

	HSBC HLDGS PLC SUB NT 6.5% DUE 09-15-2037 BEO	130000		135,823
	INTL BUSINESS 7% DUE 10-30-2025	210000		240,744
	INTL LEASE FIN CORP 4.75 DUE 01-13-2012 BEO	420000		354,594
	INTL PAPER CO 7.95% DUE 06-15-2018	200000		230,682
	JEFFERIES GROUP 6.45% DUE 06-08-2027	80000		68,179
	JPMORGAN CHASE & CO FORMERLY J P MORGAN 5.15 DUE 10-01-2015 BEO	595000		616,149
	JPMORGAN CHASE & 3.125% DUE 12-01-2011	650000		259,171
	JPMORGAN CHASE CAP 6.55% DUE 09-29-2036	130000		119,145
	KINDER MORGAN 7.3% DUE 08-15-2033	185000		201,774
	KRAFT FOODS INC 6.125% DUE 02-01-2018	200000		210,308
	KRAFT FOODS INC NT 6.25% DUE 06-01-2012 BEO	305000		328,708
	KROGER CO 7.5% DUE 04-01-2031	140000		162,958
	LAUDER ESTEE COS 6% DUE 01-15-2012	175000		187,125

	LOCKHEED MARTIN CORP NT 6.15% DUE 09-01-2036	105000		111,128
	MARSH & MCLENNAN COS INC MARSH & MCLENNAN 5.875 8/1/33	175000		155,359
	MCDONALDS CORP 6.3% DUE 10-15-2037	55000		59,649
	MERCANTILE 4.625% DUE 04-15-2013	120000		121,453
	MERRILL LYNCH & CO INC MEDIUM TERM NTS BOOK ENTRY MTN 6.4% DUE 08-28-2017	190000		199,952
	MERRILL LYNCH & CO INC TR # 00642 6.05 MTN 08-15-2012 REG	255000		273,164
	MERRILL LYNCH & CO INC TRANCHE # TR 00677 6.875% DUE 04-25-2018	450000		484,847
	METLIFE INC 5% DUE 11-24-2013	425000		447,407
	MICROSOFT CORP 5.2% DUE 06-01-2039	80000		78,344
	MORGAN STANLEY FOR 5.75% DUE 10-18-2016	200000		207,512

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	MORGAN STANLEY GLOBAL MEDIUM TERM NT SERF 6.625% DUE 04-01-2018/04-01-2008	300000		324,350
	MORGAN STANLEY MTN 5.45% DUE 01-09-2017/01-09-2007	200000		202,143
	MOTOROLA INC 7.625% DUE 11-15-2010	175000		181,303
	NEWS AMER HLDGS 7.75% DUE 12-01-2045	130000		145,116
	NEXEN INC 5.875% DUE 03-10-2035	245000		231,295
	NORFOLK SOUTHN CORP 7.05 NT DUE 05-01-2037 PUTTABLE 5-1-2004 @ PAR	75000		88,449
	NORSK HYDRO A S 7.75% DUE 06-15-2023	45000		55,291
	NORTHROP GRUMMAN 7.75% DUE 03-01-2016	220000		260,072
	NSTAR ELEC CO 4.875% DUE 10-15-2012	70000		74,748
	OESTERREICHISCHE KONTROLLBANK A G GLOBALNT DTD 02/09/06 4.875 02-16-16 REG	320000		336,647
	ONCOR ELEC 6.375% DUE 01-15-2015	210000		229,076
	ONEOK PARTNERS L P 6.15% DUE 10-01-2016	175000		183,894
	ORACLE CORP 5.75% DUE 04-15-2018	85000		91,901
	PAC GAS & ELEC CO 4.8% DUE 03-01-2014	255000		270,809
	PACIFICORP 5.75% DUE 04-01-2037	235000		238,519
	PETROLEOS MEXICANOS GLOBAL GTD BD 9.5% DUE 09-15-2027 REG	350000		434,000
	PFIZER INC NT 6.2 DUE 03-15-2019	275000		305,696

	PHILIP MORRIS INTL INC NT 5.65% DUE 05-16-2018 REG	135000		141,963
	PITNEY BOWES INC GLOBAL MEDIUM TERM NTS TRANCHE # TR 00013 3.875 6-15-13 REG	70000		72,242
	PRAXAIR INC 6.375% DUE 04-01-2012	210000		230,760
	PROCTER & GAMBLE 4.95% DUE 08-15-2014	305000		331,837
	PROGRESS ENERGY 7.1% DUE 03-01-2011	140000		148,179

	PROGRESS ENERGY SR NT 7.05 DUE 03-15-2019	230000		257,312
	PRUDENTIAL FINL INC MEDIUM TERM NTS BOOKTRANCHE # 00009 5.5 DUE 03-16-2016 REG	370000		370,498
	REALTY INCOME CORP 5.95% DUE 09-15-2016/09-14-2016	200000		197,036
	ROGERS 6.8% DUE 08-15-2018	185000		207,186
	ROYAL KPN NV 8 DUE 10-01-2010	420000		441,000
	SAFEWAY INC NT 4.95% DUE 08-16-2010/08-12-2004 BEO	270000		277,111
	SBC COMMUNICATIONS 5.1% DUE 09-15-2014	420000		451,777

	SCHERING PLOUGH STEP CPN 6.5% DUE 12-01-2033	190000		213,422
	SHELL INTL FIN B V GTD NT 6.375% DUE 12-15-2038/12-11-2008 BEO	70000		78,916
	SLM CORP MEDIUM TERM NTS BOOK ENTRY 5% DUE 10-01-2013 BEO	350000		321,979
	SOUTHN CAL EDISON 5% DUE 01-15-2014	245000		263,996
	SUNCOR ENERGY INC 6.1% DUE 06-01-2018	225000		241,432
	TARGET CORP BONDS 7 DUE 07-15-2031 BEO	130000		145,503

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	TELECOM ITALIA CAP 5.25% DUE 10-01-2015	260000		271,842
	TELEFONICA 7.045% DUE 06-20-2036	150000		171,285
	TIME WARNER CABLE 7.3% DUE 07-01-2038	200000		221,724
	TN GAS PIPELN CO 7.625% DUE 04-01-2037	150000		168,452
	TRANSCANADA 6.2% DUE 10-15-2037	190000		200,650
	UBS AG STAMFORD BRH MT SR DEP TRANCHE # SR 00047 5.875 07-15-2016 REG	200000		202,494
	UNILEVER CAP CORP NT 7.125% DUE 11-01-2010/10-24-2000 BEO	200000		210,818
	UNION PAC CORP 6.625% DUE 02-01-2029	50000		53,766
	UNITEDHEALTH GROUP 4.875% DUE 04-01-2013	85000		89,073
	UNITEDHEALTH GROUP 5.375% DUE 03-15-2016	150000		154,370
	US BANK NATL ASSN 4.95% DUE 10-30-2014	250000		265,153
	UTD TECHNOLOGIES CORP NT DTD 08/04/1998 6.7 DUE 08-01-2028 BEO	85000		95,265
	VALE OVERSEAS LTD 6.875% DUE 11-21-2036	150000		149,874
	VALERO ENERGY CORP 7.5% DUE 04-15-2032	255000		262,237
	VERIZON GLOBAL FDG CORP NT 7.75 DUE 12-01-2030 BEO	285000		334,812
	VIACOM INC NT 7.875 DUE 07-30-2030 BEO	155000		167,174
	VIACOM INC SR NT 6.875% DUE 04-30-2036/10-18-2006	125000		135,163
	VODAFONE GROUP PLC 5.625% DUE 02-27-2017	130000		138,082
	VODAFONE GROUP PLC NEW GCB 02/27/07 6.150 FA37 6.15 DUE 02-27-2037 BEO	100000		104,172
	WACHOVIA BK NATL ASSN MEDIUM TERM SUB BKTRANCHE # SB 00009 6.6 DUE 01-15-2038	170000		179,431
	WAL-MART STORES 5.25% DUE 09-01-2035	245000		240,913
	WASTE MGMT INC DEL 6.1% DUE 03-15-2018	170000		180,784
	WYETH 5.5% DUE 02-01-2014	315000		343,184

	Total Value of Interest in Corporate Bonds and Debentures			$46,671,974

Value of Interest in Participant Loans
	*PARTICIPANT LOAN ASSET — HARRIS CORP.	3.25% to 10.5% Maturing through 2026		$39,452,348

	Total Value of Interest in Participant Loans			$39,452,348

Value of Interest in U.S. Government Securities
	BK AMER CORP MED TRM NTS SER L BK FDIC GTD TRNCHE # TR 00007 2.1 DUE 04-30-12	565000		$570,216
	CITIGROUP INC FDIC GTD TLGP GTD NT 2.125 DUE 04-30-2012 REG	660000		667,067
	FEDERAL HOME LN MTG CORP POOL #781884 5.124% 08-01-2034 BEO	69555		72,817
	FEDERAL HOME LN MTG CORP POOL #97-2200 5.438% 03-01-2036 BEO	78612		82,585
	FEDERAL HOME LN MTG CORP POOL #A1-5349 5% 11-01-2033 BEO	55355		56,992

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	FEDERAL HOME LN MTG CORP POOL #A2-0151 4.5% 03-01-2034 BEO	109951		110,341
	FEDERAL HOME LN MTG CORP POOL #A4-7056 5% 09-01-2035 BEO	3149075		3,235,347
	FEDERAL HOME LN MTG CORP POOL #B15080 3.5% 06-01-2019 BEO	101256		99,116
	FEDERAL HOME LN MTG CORP POOL #C1-9286 6% 12-01-2028 BEO	11456		12,287
	FEDERAL HOME LN MTG CORP POOL #C7-8533 5.5% 04-01-2033 BEO	204728		215,434
	FEDERAL HOME LN MTG CORP POOL #C9-0691 5.5% 07-01-2023 BEO	54105		57,294
	FEDERAL HOME LN MTG CORP POOL #D5-1845 5.5% 04-01-2024 BEO	20205		21,347
	FEDERAL HOME LN MTG CORP POOL #E01545 5% 01-01-2019 BEO	413049		435,281
	FEDERAL HOME LN MTG CORP POOL #E9-7877 4% 08-01-2018 BEO	140981		144,521
	FEDERAL HOME LN MTG CORP POOL #G0-1519 6% 02-01-2033 BEO	103420		110,821
	FEDERAL HOME LN MTG CORP POOL #G0-1740 5.5% 12-01-2034 BEO	1475200		1,551,880
	FEDERAL HOME LN MTG CORP POOL #G01919 4% 09-01-2035 BEO	97090		93,808
	FEDERAL HOME LN MTG CORP POOL #G0-2109 6% 03-01-2036 BEO	729800		777,009
	FEDERAL HOME LN MTG CORP POOL #G0-4338 5.5% 05-01-2038 BEO	706344		740,702
	FEDERAL HOME LN MTG CORP POOL #G08006 6% 08-01-2034 BEO	697653		744,744
	FEDERAL HOME LN MTG CORP POOL #G0-8061 5.5% 06-01-2035 BEO	278850		293,170
	FEDERAL HOME LN MTG CORP POOL #G0-8088 6.5% 10-01-2035 BEO	257942		276,562
	FEDERAL HOME LN MTG CORP POOL #G0-8344 4.5% 05-01-2039 BEO	976551		975,127
	FEDERAL HOME LN MTG CORP POOL #G0-8354 5% 07-01-2039 BEO	679183		697,153
	FEDERAL HOME LN MTG CORP POOL #G1-2394 5% 05-01-2021 BEO	96077		101,013
	FEDERAL HOME LN MTG CORP POOL #G1-8171 5% 03-01-2022 BEO	819745		858,272
	FEDERAL HOME LN MTG CORP POOL #P1-0032 4.5% 05-01-2018 BEO	89710		93,389

	FHLB BD 4.875 11-18-2011	750000		801,074

	FHLB BD 5.125 08-14-2013	450000		495,360
	FHLB NT 3.875 06-14-2013	360000		380,730

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	FHLB PREASSIGN 00358 4.875 05-17-2017	240000		256,633

	FHLB TRANCHE # TR 00130 5.25 06-18-2014	1360000		1,510,839

	FHLMC DTD 05/23/2008 3.75 06-28-2013	400000		421,551

	FHLMC DTD 10/25/2000 6.75 03-15-2031	45000		54,801

	FHLMC FEDERAL HOME LN MTG CORP 4.500 4.###-##-####	830000		897,181

	FHLMC GOLD A1-5088 5.5 10-01-2033	1128248		1,187,246

	FHLMC GOLD A1-7908 6.5 01-01-2034	179684		193,385

	FHLMC GOLD A2-8017 6 10-01-2034	961583		1,026,490

	FHLMC GOLD A3-6995 5.5 09-01-2035	1199724		1,261,335

	FHLMC GOLD C01385 6.5 08-01-2032	97779		105,602

	FHLMC GOLD C01614 4.5 08-01-2033	392510		394,636

	FHLMC GOLD C2-0273 6 06-01-2028	14865		15,908

	FHLMC GOLD C53726 6.5 06-01-2031	33384		36,107

	FHLMC GOLD C55070 7.5 07-01-2031	463		520

	FHLMC GOLD C61982 5.5 12-01-2031	104713		110,279

	FHLMC GOLD C77210 5.5 02-01-2033	228851		240,818

	FHLMC GOLD C9-0135 7.5 04-01-2016	3275		3,694

	FHLMC GOLD C90492 6 11-01-2021	62613		67,572

	FHLMC GOLD C90653 5 04-01-2023	55136		57,048

	FHLMC GOLD D9-7672 5.5 04-01-2028	599792		631,906

	FHLMC GOLD E01307 5 02-01-2018	40192		42,372

	FHLMC GOLD E90266 6 06-01-2017	7632		8,176

	FHLMC GOLD G0-8238 6.5 12-01-2037	365221		391,280

	FHLMC GOLD G1-2088 4.5 05-01-2019	361254		376,197

	FHLMC GOLD G1-2090 5.5 10-01-2017	46518		49,431

	FHLMC GOLD G1-2091 5.5 10-01-2020	400895		426,754

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	FHLMC GOLD GROUP E82517 7 02-01-2016	7382		7,984

	FHLMC GOLD POOL C48593 6 03-01-2031	5015		5,374

	FHLMC GROUP #E63092 6 MTG PARTN CTF DUE 03-01-2011 REG	5564		5,940

	FHLMC GROUP #G00363 8.0 MTG PARTN CTF DUE 06-01-2025 REG	8067		9,252

	FHLMC MULTICLASS FHLMC #E0-1323 4.5 03-01-2018	209923		218,686

	FHLMC NTS 5.125 07-15-2012	700000		760,454

	FHLMC POOL #1B-0809 2.625 04-01-2033	52737		54,280

	FHLMC POOL #1B2692 ADJ RT 12-01-2034	92533		94,743

	FHLMC POOL #1B-7484 ADJ RT 08-01-2037	769341		814,201

	FHLMC POOL #1L-0125 ADJ RT 12-01-2034	152114		158,491

	FHLMC POOL #1L-1415 ADJ RT 06-01-2036	66953		69,022

	FHLMC POOL #781071 ADJ RT 11-01-2033	44755		46,833

	FHLMC POOL #78-1392 ADJ RT 04-01-2034	101290		104,197

	FHLMC POOL #78-1681 ADJ RT 06-01-2034	86656		89,188

	FHLMC POOL #78-2548 ADJ RT 06-01-2035	39351		41,196

	FHLMC POOL #78-9922 ADJ RT 10-01-2032	22814		23,456

	FHLMC POOL #84-7154 ADJ RT 05-01-2033	270236		279,195

	FHLMC PREASSIGN 00012 5 02-16-2017	1100000		1,195,623

	FHLMC PREASSIGN 00038 4.875 06-13-2018	360000		385,076

	FNMA 4.375 DUE 03-15-2013 REG	1370000		1,472,303

	FNMA 6 DUE 05-15-2011 REG	1545000		1,654,060

	FNMA 7.125 01-15-2030	315000		397,204

	FNMA NT 6.125 03-15-2012	1300000		1,432,934

	FNMA POOL #190541 7% DUE 01-01-2024 REG	28826		32,139

	FNMA POOL #250141 6.5% DUE 07-01-2014 REG	290		314

	FNMA POOL #250495 7% 03-01-2026 BEO	5325		5,919
	FNMA POOL #251498 6.5% DUE 02-01-2028 REG	6962		7,527

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	FNMA POOL #252164 5.5% DUE 12-01-2013 REG	2658		2,834

	FNMA POOL #254044 6.5% DUE 10-01-2021 REG	76455		83,162

	FNMA POOL #254087 7% DUE 11-01-2016 REG	8011		8,719

	FNMA POOL #254146 6% DUE 01-01-2032 REG	64998		69,548

	FNMA POOL #254196 6% DUE 02-01-2017 REG	469278		502,921

	FNMA POOL #254232 6.5% DUE 03-01-2022 REG	68796		74,789

	FNMA POOL #254262 6% DUE 04-01-2032 REG	31430		33,590

	FNMA POOL #254473 5.5% DUE 10-01-2017 REG	39084		41,617

	FNMA POOL #254766 5% 06-01-2033 BEO	266575		275,097

	FNMA POOL #254802 4.5% 07-01-2018 BEO	189981		198,018

	FNMA POOL #254837 4.5% 07-01-2010 BEO	27312		27,862

	FNMA POOL #254942 4% 10-01-2018 BEO	142551		146,174

	FNMA POOL #255412 6% 10-01-2034 BEO	839004		894,851

	FNMA POOL #257132 5% 03-01-2028 BEO	686853		710,781

	FNMA POOL #257137 7% 03-01-2038 BEO	525283		576,079

	FNMA POOL #262270 6% DUE 12-01-2023 REG	23130		24,647

	FNMA POOL #313275 7.5% DUE 04-01-2026 REG	31654		35,653

	FNMA POOL #337758 6.5 GTD MTG PASS THRU CTF DUE 03-01-2026 REG	16714		18,072

	FNMA POOL #352662 5.5% DUE 02-01-2013 REG	23149		24,678

	FNMA POOL #406605 6% DUE 05-01-2024 REG	29260		31,178

	FNMA POOL #420499 6% DUE 03-01-2028 REG	50669		54,311

	FNMA POOL #433414 6% DUE 08-01-2028 REG	29236		31,337

	FNMA POOL #486562 5.5% DUE 02-01-2014 REG	11114		11,813

	FNMA POOL #491672 6.5% DUE 03-01-2029 REG	12199		13,209
	FNMA POOL #50911 6.50000 GTD MTG PASS THRU CTF DUE 09-01-2023 REG	77098		82,653

	FNMA POOL #545879 6.5% DUE 09-01-2032 REG	25727		27,817

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	FNMA POOL #555000 6% DUE 10-01-2032 REG	732331		782,679

	FNMA POOL #581519 8.5% DUE 06-01-2031 BEO	405		467

	FNMA POOL #581659 6% DUE 07-01-2031 REG	43543		46,618

	FNMA POOL #585950 6.5% DUE 06-01-2031 REG	22505		24,334

	FNMA POOL #610079 7% 10-01-2031 BEO	13844		15,422

	FNMA POOL #611014 5.5% DUE 01-01-2017 REG	21641		23,043

	FNMA POOL #615519 6% 11-01-2031 BEO	16272		17,412

	FNMA POOL #615543 7% DUE 11-01-2031 REG	16326		18,187

	FNMA POOL #618250 6% DUE 01-01-2032 REG	226177		242,010

	FNMA POOL #624294 5% 02-01-2017 BEO	5895		6,208

	FNMA POOL #626455 5.5% DUE 01-01-2032 REG	68844		72,455

	FNMA POOL #626810 6% DUE 06-01-2017 REG	33535		35,939

	FNMA POOL #639085 6.5% DUE 05-01-2032 REG	22434		24,242

	FNMA POOL #644903 5% DUE 06-01-2017 REG	28197		29,716

	FNMA POOL #648174 6% DUE 06-01-2032 REG	26071		27,864

	FNMA POOL #649303 7% DUE 04-01-2032 REG	32346		35,697

	FNMA POOL #654260 ADJ RT DUE 11-01-2032 REG	46793		47,512

	FNMA POOL #656877 6% DUE 08-01-2032 REG	51894		55,462

	FNMA POOL #661452 6.5% DUE 07-01-2032 REG	42756		46,239

	FNMA POOL #663332 5.5% DUE 09-01-2032 REG	30136		31,707

	FNMA POOL #670909 5.5% DUE 12-01-2022 REG	45328		48,032

	FNMA POOL #674970 5% DUE 12-01-2017 REG	78801		83,046

	FNMA POOL #677758 5.5% DUE 03-01-2033 REG	370636		389,554

	FNMA POOL #678182 5.5% DUE 01-01-2018 REG	24080		25,641

	FNMA POOL #683100 5.5% 02-01-2018 BEO	480590		515,098

	FNMA POOL #695003 5% DUE 03-01-2033 REG	72946		75,172

	FNMA POOL #695403 5% DUE 06-01-2033 REG	1492298		1,543,395

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	FNMA POOL #695727 4.5% DUE 04-01-2018 REG	45099		47,077

	FNMA POOL #695844 5% 04-01-2018 BEO	331434		349,186

	FNMA POOL #703726 5% DUE 02-01-2033 REG	135331		140,371

	FNMA POOL #705118 4.921% 05-01-2033 BEO	64264		67,125

	FNMA POOL #711210 5.5% DUE 05-01-2033 REG	68925		72,443

	FNMA POOL #713823 4.5% DUE 06-01-2018 REG	114799		119,655

	FNMA POOL #721537 5% DUE 07-01-2033 REG	24677		25,426

	FNMA POOL #722777 ADJ RT DUE 09-01-2033 REG	48848		49,610

	FNMA POOL #725314 5% 04-01-2034 BEO	374614		385,989

	FNMA POOL #725762 6% 08-01-2034 BEO	30518		32,597

	FNMA POOL #725773 5.5% 09-01-2034 BEO	1270973		1,335,846

	FNMA POOL #725866 4.5% 09-01-2034 BEO	139185		139,852

	FNMA POOL #726873 5% DUE 07-01-2033 REG	335310		345,492

	FNMA POOL #729760 5.5% 06-01-2033 BEO	70323		73,912

	FNMA POOL #730153 5.5% DUE 08-01-2033 REG	254130		267,101

	FNMA POOL #731314 5.5% 08-01-2033 BEO	63608		66,855

	FNMA POOL #735171 ADJ RT DUE 01-01-2035 REG	56146		59,366

	FNMA POOL #735224 5.5% 02-01-2035 BEO	444542		467,233

	FNMA POOL #735503 6% 04-01-2035 BEO	482587		515,463

	FNMA POOL #737556 5.5% DUE 09-01-2033 REG	142551		149,827

	FNMA POOL #741897 5% 10-01-2033 BEO	484695		499,412

	FNMA POOL #743170 4.5% 10-01-2033 BEO	382975		385,289

	FNMA POOL #744462 5% 09-01-2033 BEO	160395		165,266

	FNMA POOL #745275 5% DUE 02-01-2036 REG	370087		380,514

	FNMA POOL #746299 4.118% 09-01-2033 BEO	122095		126,571

	FNMA POOL #755242 5.5% DUE 11-01-2033 REG	110644		116,291

	FNMA POOL #755248 5.5% DUE 11-01-2033 REG	245687		258,228

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	FNMA POOL #756744 5% 12-01-2033 BEO	20982		21,619

	FNMA POOL #758796 5% DUE 12-01-2033 REG	513256		528,841

	FNMA POOL #763516 4% 02-01-2034 BEO	86860		84,046

	FNMA POOL #769807 5.5% 03-01-2034 BEO	734682		772,181

	FNMA POOL #770082 4.5% 03-01-2019 BEO	840662		874,121

	FNMA POOL #786458 5% 05-01-2034 BEO	116513		119,941

	FNMA POOL #790003 6% DUE 08-01-2034 BEO	607236		647,655

	FNMA POOL #798084 6% DUE 02-01-2035 REG	792614		845,373

	FNMA POOL #803594 3.073% 10-01-2034 BEO	65662		67,299

	FNMA POOL #827804 6% 03-01-2035 BEO	148639		159,044

	FNMA POOL #828451 ADJ RT DUE 06-01-2035 REG	280945		297,133

	FNMA POOL #840012 6% DUE 10-01-2035 REG	1649816		1,755,508

	FNMA POOL #841031 5.272% 11-01-2035 BEO	59704		62,857

	FNMA POOL #848368 ADJ RT DUE 12-01-2035 REG	81766		83,529

	FNMA POOL #889982 5.5% 11-01-2038 BEO	1085068		1,137,061

	FNMA POOL #890142 5% 07-01-2039 BEO	46512		47,786

	FNMA POOL #903165 ADJ RT DUE 11-01-2036 REG	170530		180,205

	FNMA POOL #907896 ADJ RT DUE 12-01-2036 REG	232916		246,281

	FNMA POOL #910181 ADJ RT DUE 03-01-2037 REG	536174		567,419

	FNMA POOL #918554 5.5% DUE 06-01-2037 REG	1009484		1,057,855

	FNMA POOL #922886 ADJ RT DUE 02-01-2037 REG	38486		40,842

	FNMA POOL #935314 4.5% 07-01-2039 BEO	509360		508,936

	FNMA POOL #935487 4.5% 07-01-2039 BEO	2076494		2,074,764

	FNMA POOL #937346 6.5% DUE 06-01-2037 REG	1538731		1,649,567

	FNMA POOL #940624 6% 08-01-2037 BEO	1530288		1,623,301

	FNMA POOL #966310 5% 12-01-2037 BEO	590852		607,039

	FNMA POOL #967254 5.5% 12-01-2037 BEO	699946		733,486

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	FNMA POOL #987077 5.5% 08-01-2038 BEO	741032		776,540

	FNMA POOL #AA0317 4.5% 02-01-2039 BEO	692455		691,878

	FNMA POOL #AA1747 4.5% 01-01-2039 BEO	955682		954,982

	FNMA POOL #AA2249 4.5% 05-01-2039 BEO	30093		30,068

	FNMA POOL #AA5582 4% 06-01-2039 BEO	989042		955,764

	FNMA POOL #AA6951 4.5% 05-01-2039 BEO	980106		979,290

	FNMA POOL #AA7706 4% 07-01-2039 BEO	1190477		1,150,423

	FNMA POOL #AC1607 4.5% 08-01-2039 BEO	746309		745,687

	FNMA POOL #AC2796 4.5% 09-01-2024 BEO	986312		1,015,705

	FNMA POOL #AC6939 4% 12-01-2024 BEO	996054		1,003,321

	FNMA PREASSIGN 00310 5.125 01-02-2014	315000		334,413

	FNMA PREASSIGN 00480 2.75 03-13-2014	350000		352,973

	GNMA I SINGLE FAMILY MORTGAGE 4.5% 30 YEARS SETTLES JANUARY	1200000		1,200,750

	GNMA POOL #002274 6 08-20-2011 BEO	2393		2,483

	GNMA POOL #003238 SER 2032 6% DUE 05-20-2032 REG	39818		42,572

	GNMA POOL #003368 4.5% 04-20-2018 BEO	28361		29,669

	GNMA POOL #003389 5% 05-20-2033 BEO	56747		58,735

	GNMA POOL #212183 SER 2017 8.5% DUE 06-15-2017 REG	58971		65,758

	GNMA POOL #455809 SER 2027 7% DUE 10-15-2027 REG	3024		3,360

	GNMA POOL #458928 SER 2013 6% DUE 10-15-2013 REG	25312		27,106

	GNMA POOL #460846 SER 2013 6.5% DUE 06-15-2013 REG	4408		4,739

	GNMA POOL #487198 SER 2029 6% DUE 05-15-2029 REG	11236		12,003

	GNMA POOL #515457 SER 2015 7% DUE 08-15-2015 REG	5105		5,512

	GNMA POOL #518643 SER 2029 7.5% DUE 12-15-2029 REG	7277		8,196

	GNMA POOL #552235 SER 2031 6% DUE 12-15-2031 REG	7354		7,856

	GNMA POOL #569502 5% 01-15-2017 BEO	54058		57,190

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	GNMA POOL #595891 5% 07-15-2033 BEO	102650		106,368

	GNMA POOL #614629 SER 2018 5% DUE 07-15-2018 REG	127764		135,087

	GNMA POOL #622630 SER 2033 5.5% DUE 11-15-2033 REG	77539		81,820

	GNMA POOL #628058 SER 2033 5.5% DUE 12-15-2033 REG	141756		149,582

	GNMA POOL #628068 5.5% 04-15-2034 BEO	236480		249,312

	GNMA POOL #640904 SER 2035 5% DUE 04-15-2035 REG	343275		354,849

	GNMA POOL #649519 SER 2035 5.5% DUE 10-15-2035 REG	794162		836,263

	GNMA POOL #677176 SER 2038 5.5% DUE 06-15-2038 REG	637921		669,149

	GNMA POOL #678949 SER 2037 6.5% DUE 10-15-2037 REG	295034		314,064

	GNMA POOL #692774 5% 09-15-2039 BEO	940789		969,273

	GNMA POOL #698236 SER 2039 5% DUE 06-15-2039 BEO	235968		243,113

	GNMA POOL #702046 5% 06-15-2039 BEO	744774		767,324

	GNMA POOL #716785 SER 2039 4.5% DUE 04-15-2039 REG	786248		788,166

	GNMA POOL #781830 SER 2034 5% DUE 11-15-2034 REG	146600		151,615

	GNMA POOL #782372 5% 07-15-2038 BEO	295797		304,617

	GNMA POOL #782475 6% 11-15-2038 BEO	1302578		1,378,749

	GNMA POOL #782597 5.5% 03-15-2039 BEO	429534		450,592

	GNMAII POOL #001590 7.5% DUE 02-20-2024 REG	4831		5,425

	GNMAII POOL #002591 7% DUE 05-20-2028 REG	32243		35,774

	GNMAII POOL #003095 SER 2031 6.5% DUE 06-20-2031 REG	29584		32,045

	GNMAII POOL #003228 SER 2032 6.5% DUE 04-20-2032 REG	27884		30,073

	GNMAII POOL #003428 SER 2033 5% DUE 08-20-2033 BEO	68694		71,051

	GNMAII POOL #003800 SER 2020 4.5% DUE 12-20-2020 REG	81977		85,290

	GNMAII POOL #634924 SER 2034 5.5% DUE 11-20-2034 REG	106520		111,960

	JPMORGAN CHASE & 3.125% DUE 12-01-2011	650000		672,738

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	PWR BD SER C DTD 03/15/1998 6% DUE 03-15-2013 REG	350000		391,625
	UNITED STATES TREAS BDS 00203 5% DUE 05-15-2037 REG	210000		223,027
	UNITED STATES TREAS BDS 00205 4.375% DUE 02-15-2038 REG	525000		504,000
	UNITED STATES TREAS BDS 8 1/8% 15/5/2021USD1000 8.125% DUE 05-15-2021 REG	350000		478,789
	UNITED STATES TREAS BDS 8% 11/15/2021 USD1000 8% DUE 11-15-2021/04-29-1999 REG	385000		524,262

	UNITED STATES TREAS BDS 9.25% DUE 02-15-2016 REG	350000		471,434
	UNITED STATES TREAS BDS BD DTD 11/16/1998 5.25% DUE 11-15-2028 REG	265000		287,152
	UNITED STATES TREAS BDS DTD 00206 4.5% DUE 05-15-2038 REG	315000		308,454
	UNITED STATES TREAS BDS DTD 00209 3.5% DUE 02-15-2039 REG	100000		81,906
	UNITED STATES TREAS BDS DTD 00210 4.25% DUE 05-15-2039 REG	500000		469,063
	UNITED STATES TREAS BDS DTD 02/15/1995 7.625% DUE 02-15-2025 REG	600000		810,656
	UNITED STATES TREAS BDS DTD 02/15/2000 6.25% DUE 05-15-2030 REG	175000		213,773
	UNITED STATES TREAS BDS DTD 02/15/2001 5.375 15 FEB 2031	190000		209,950
	UNITED STATES TREAS BDS DTD 02/15/2006 4.5% DUE 02-15-2036 REG	565000		556,525
	UNITED STATES TREAS BDS DTD 08/15/1993 6.25% DUE 08-15-2023 REG	1420000		1,696,013
	UNITED STATES TREAS BDS DTD 11/15/1997 6.125% DUE 11-15-2027 REG	235000		279,944

	UNITED STATES TREAS NTS 2.375 DUE 08-31-2010 REG	1115000		1,129,765
	UNITED STATES TREAS NTS 4% NTS 15/08/18 USD1000 4% DUE 08-15-2018 REG	505000		515,771

	UNITED STATES TREAS NTS 4.75 DUE 08-15-2017 BEO	1450000		1,573,363

	UNITED STATES TREAS NTS 5 DUE 08-15-2011 REG	1955000		2,084,519
	UNITED STATES TREAS NTS BONDS 1.375% DUE 02-15-2012 REG	2800000		2,808,095
	UNITED STATES TREAS NTS DTD 00032 4.25% DUE 08-15-2013 REG	700000		755,343
	UNITED STATES TREAS NTS DTD 00040 4.25% DUE 11-15-2013 REG	1605000		1,733,901
	UNITED STATES TREAS NTS DTD 00141 4.625% DUE 10-31-2011 REG	1780000		1,895,492

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	UNITED STATES TREAS NTS DTD 00229 1.875%DUE 04-30-2014 REG	675000		661,131
	UNITED STATES TREAS NTS DTD 00230 1.375%DUE 05-15-2012 REG	1600000		1,600,000
	UNITED STATES TREAS NTS DTD 00231 3.125%DUE 05-15-2019 REG	1350000		1,278,492
	UNITED STATES TREAS NTS DTD 00236 2.25% DUE 05-31-2014 REG	1200000		1,191,844
	UNITED STATES TREAS NTS DTD 00250 2.375%DUE 08-31-2014 REG	1800000		1,786,781
	UNITED STATES TREAS NTS DTD 00262 1.375%DUE 11-15-2012 REG	1300000		1,290,656
	UNITED STATES TREAS NTS DTD 00268 3.25% DUE 12-31-2016 REG	1500000		1,487,343
	UNITED STATES TREAS NTS DTD 02/15/2001 5% DUE 02-15-2011 BEO	1920000		2,012,175
	UNITED STATES TREAS NTS DTD 11/30/09 2.75% DUE 11-30-2016 REG	1200000		1,155,281
	UNITED STATES TREAS NTS DTD 3.875 DUE 02-15-2013 REG	50000		53,250
	UNITED STATES TREAS NTS NT 1% DUE 07-31-2011 REG	2400000		2,403,655
	UNITED STATES TREAS NTS NT 2.375% DUE 10-31-2014 REG	2000000		1,978,280
	UNITED STATES TREAS NTS NT 4.25 DUE 08-15-2015 REG	295000		315,742
	UNITED STATES TREAS NTS NT 4.25% DUE 11-15-2014 REG	505000		543,980
	UNITED STATES TREAS NTS NT 5.125% DUE 05-15-2016 REG	1425000		1,589,320
	UNITED STATES TREAS NTS NTS 2.75% DUE 02-15-2019 REG	695000		639,834
	UNITED STATES TREAS NTS UNITED STATES TREAS NOTES 3.375% DUE 07-31-2013 REG	1100000		1,154,657
	UNITED STATES TREAS NTS UNITED STATES TREAS NTS 3.5% DUE 02-15-2018 REG	500000		495,899
	UNITED STATES TREAS NTS US TREASURY NOTE/BOND 3.125% DUE 04-30-2013 REG	385000		401,122
	UNITED STATES TREAS NTS US TREASURY T-NOTE 3.125% DUE 09-30-2013 REG	1815000		1,886,324

	US OF AMER TREAS NOTES 3.75 DUE 11-15-2018 REG	735000		734,943

	US TREAS 7.875 BD 2-15-2021 REG	610000		819,878
	US TREAS BDS 0 TREAS NT 15/11/2039 USD1000 4.375 DUE 11-15-2039 REG	225000		215,367

	US TREAS BDS USD1000 7.25 DUE 05-15-2016REG	350000		433,262

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	US TREAS BDS USD1000 8.125 DUE 08-15-2019 REG	560000		753,725
	US TREAS NTS 3.375 NTS 30/06/2013 USD1000 3.375 DUE 06-30-2013 REG	1300000		1,364,492
	US TREAS NTS 3.875 NTS 15/05/2018 USD1000 3.875 DUE 05-15-2018 REG	400000		406,156

	US TREAS SEC 4.5 DUE 08-15-2039 REG	385000		376,277

	US TSY 4.50 15FEB16	1555000		1,677,335

	UTD STATES TREAS 2.375% DUE 09-30-2014	850000		842,826
	UTD STATES TREAS NTS 2.75 NT 31/10/2013 USD1000 2.75 DUE 10-31-2013 REG	870000		890,992

	Total Value of Interest in U.S. Government Securities			$137,560,171

Value of Interest in Common/Collective Trust Funds
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND A	118350696		$118,350,696
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND D	128076521		128,076,521
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND E	104366167		104,366,167
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND F	282397785		282,397,785
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND G	30321227		30,321,240
	MFB COLLECTIVE DAILY EXTENDED EQUITY INDEX FUND — NON LENDING	584224		64,751,878
	*MFB MFB NTGI-QM COLLECTIVE DAILY RUSSELL1000 INDEX FUND — NON LENDING	19576261		204,983,028
	*MFB NTGI-QM COLLECTIVE DAILY AGGREGATE BD INDEX FD — NON LENDING	358274		37,922,198
	*MFB NTGI-QM COLLECTIVE DAILY AGGREGATE BOND FUND LENDING TIER H	40675		16,407,031
	*MFB NTGI-QM COLLECTIVE DAILY EXTENDED EQUITY MARKET INDEX FUND — LENDING	62449		14,962,853
	*MFB NTGI-QM COLTV DAILY RUSSELL 1000 EQTY INDEX FD-LENDING	43713		6,676,328
	*MFB NTGI-QM COLTV DAILY RUSSELL 2000 GROWTH EQTY INDEX FD-LENDING	10658		1,898,007
	*MFB NTGI-QM COLTV DAILY S&P 500 EQTY INDEX FD-LENDING	24696		79,359,268
	*MFB NTGI-QM COLTV DAILY S&P500 EQTY INDEX FD-CL C NON LENDING	35376		114,242,730

	MFO BLACKROCK LIFEPATH INDEX 2015 NL F	2179713		27,464,383

	MFO BLACKROCK LIFEPATH INDEX 2020 NL F	2407881		31,206,142

	MFO BLACKROCK LIFEPATH INDEX 2025 NL F	2609828		34,736,810
	MFO BLACKROCK LIFEPATH INDEX 2030 NL F	1730786		23,521,386
	MFO BLACKROCK LIFEPATH INDEX 2035 NL F	1345438		18,661,231

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
	MFO BLACKROCK LIFEPATH INDEX 2040 NL F	1088200		15,376,261

	MFO BLACKROCK LIFEPATH INDEX 2045 NL F	933562		13,433,960

	MFO BLACKROCK LIFEPATH INDEX 2050 NL F	539129		7,871,278

	MFO BLACKROCK LIFEPATH INDEX RETMT NL F	1811572		21,847,554

	*NTGI COLTV GOVT STIF REGI STERED	6331521		6,331,521

	Total Value of Interest in Common/Collective Trust Funds			$1,405,166,256

Value of Interest in Registered Investment Companies

	MFO ALLIANZ FDS RCM TECHNOLOGY FD INSTL CL	1316395		$50,194,140

	MFO HARTFORD SER FD INC SMALL CO HLS FD CL IA	1623400		23,100,987

	MFO RESV INVT FDS INC	5537891		5,537,891

	MFO HARTFORD SER FD INC SMALL CO HLS FD CL IA	3517765		50,057,790
	MFO RIDGEWORTH FDS INSTL US GOVT SECS MONEY MKT	71197387		71,197,387

	MFO PRIN GLOBAL INVS COLTV INVT TR DIVERSIFIED INTL EQTY FD 50 BP FEE CL	1119302		165,617,701

	Total Value of Interest in Registered Investment Companies			$365,705,896

Value of Interest in Foreign Bonds

	BRAZIL FEDERATIVE REP US$ GLOBAL BD 10.125% DUE 05-15-2027 BEO	100000		$147,000
	BRAZIL(FED REP OF) 7.125 DUE 01-20-2037 REG	225000		258,188
	HUNGARY REP NT 4.75 DUE 02-03-2015 REG	185000		183,326
	ITALY REP NT 4.5% DUE 01-21-2015 REG	490000		512,622
	MALAYSIA NT 7.5% DUE 07-15-2011 BEO	140000		152,423
	UTD MEXICAN STS MTN TRANCHE # TR 00019 5.625 DUE 01-15-2017 REG	595000		620,288
	PERU REP BD 7.35% DUE 07-21-2025 BEO	100000		114,500
	SOUTH AFRICA REP NT 7.375% DUE 04-25-2012 REG	175000		192,063
	KREDITANSTALT FUR WIEDERAUFBAU KFW GLOBAL NT 5.125% DUE 03-14-2016 REG	735000		799,670
	ASIAN DEV BK BD 5.82% DUE 06-16-2028 REG	525000		554,255
	EUROPEAN INVT BK EIB 10 YR GLOBAL BD 5.125 DUE 05-30-2017 BEO	260000		284,674
	LANDWIRTSCHAFTLICHE RENTENBANK GLOBAL NT5.125% DUE 02-01-2017 BEO	145000		155,480
	ONTARIO PROV CDA NT 4.95% DUE 11-28-2016BEO	290000		310,795
	QUE PROV CDA BD 5.125 DUE 11-14-2016 BEO	270000		290,573
	NOVA SCOTIA PROV CDA NOVA SCOTIA PROVINCE 5.75% DUE 02-27-2012 BEO	140000		150,042

	Total Value of Interest in Foreign Bonds			$4,725,899

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value		(e)
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value except	(d)	Current
(a)	or Similar Party	Participant Loans)	Cost	Value
Value of Interest in Municipal and Provincial Bonds
	CALIFORNIA ST 7.55% 04-01-2039 BEO TAXABLE	140000		$137,547
	IL ST TAXABLE-PENSION 5.1 DUE 06-01-2033BEO TAXABLE SINKING FD 06-01-2024 N/C	460000		384,500

	Total Value of Interest in Municipal and Provincial Bonds			$522,047

Value of Interest in Synthetic Guaranteed Investment Contract Wrappers
	GIC NATIXIS FINANCIAL PRODUCTS CONTRACT NUMBER 1121-03 RATE 2.17% MATURITY 00/00/0000 SYNTHETIC WRAPPER			$22,416
	JP MORGAN CHASE BANK NA CONTRACT NUMBER AHARRIS-01 RATE 2.79% MATURITY 00/00/0000 SYNTHETIC WRAPPER			0
	STATE STREET BANK AND TRUST CO CONTRACT NUMBER 105004 RATE 2.03% MATURITY 00/00/0000 SYNTHETIC WRAPPER			0
	PACIFIC LIFE INSURANCE CO. CONTRACT NUMBER G- 27236.01.0001 RATE 3.83% MATURITY 00/00/0000 SYNTHETIC WRAPPER			0
	MONUMENTAL LIFE INSURANCE CO. CONTRACT NUMBER MDA00808TR RATE 3.83% MATURITY 00/00/000 SYNTHETIC WRAPPER			84,991
	RABOBANK NEDERLAND CONTRACT NUMBER HRS090701 RATE 4.15% MATURITY 00/00/0000			0
	SYNTHETIC WRAPPER			194,042

	Total Value of Interest in Synthetic Guaranteed Investment Contract Wrappers			$301,449

	Total Investments			$2,531,483,541

Note: Cost information has not been included in column (d) because all investments are participant-directed.

*	Party-in-interest to the Plan

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this transition report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan Employee Benefits Committee, as Plan Administrator
By:	/s/ Ronald A. Wyse
Ronald A. Wyse, Chairperson

Date: June 29, 2010